MAINVEST HOLDINGS CORP.

Form C/A-R

Purpose of This Form

A company that has raised money using Regulation Crowdfunding must report certain information. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.202 listing the information companies must provide. This form – Form C-AR – is the form used to provide that information.

(A) The Company

Name of Company	MAINVEST HOLDINGS CORP.
State of Organization	DE
Date of Formation	3/19/2018
Entity Type	Corporation
Street Address	81 Washington Street, Suite 201, Salem MA, 01970
Website Address	Mainvest.com

(B) Directors and Officers Of the Company

Name	Position	Officer Since	Past Experience
Nicholas Mathews	CEO	2018	An expert in marketing and operational strategy, Nick led the team that launched Uber in Boston back in 2011. While launching Uber in new markets, both suburban and urban, he experienced firsthand local challenges around economic development.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power
Nicholas Mathews	85%

(D) The Company's Business and Business Plan

Description of the Business
MAINVEST HOLDINGS CORP. ("Mainvest") is the investment platform for Main Street, giving every American the ability to participate in the economic growth of their communities by empowering them to start, scale, and invest in small businesses. Founded by a team with experience across hyperlocal marketplaces (first 50 employee at Uber) and fintech, Mainvest's marketplace gives small businesses a better way to access capital through direct investment from their customers and community while unlocking retail investor access to a new asset class of passive income investments in the local businesses they know, love, and understand. Their thesis of community-underwritten capital has been pressure tested by the current pandemic, with Mainvest's portfolio seeing default rates 75% lower than legacy lenders and closure rates 1/10th the SMB national average. Mainvest is well-positioned for growth in the post-pandemic environment, fueling regional expansion across the US, and powering the reopening of local economies across the country. The Company is headquartered in Massachusetts and provides products and services through the internet throughout the United States and its territories. The Company conducts its business through its wholly-owned subsidiary, Mainvest, Inc., a Delaware Corporation formed on March 19th, 2018.

Business Plan
Mainvest aids small businesses in filing investment campaigns to ensure regulatory compliance while providing basic advisory services. As a funding portal we cannot provide investment advice, but offer investors a marketplace in which they can browse investment opportunities and ask questions about how the platform and specific offerings work.

(E) Number of Employees

The company currently has 10 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

(G) Terms of the Securities

Overview

The Company is offering a minimum amount of $25,000 (the "Target Offering Amount") and up to a maximum amount of $1,235,000 (the "Maximum Offering Amount") of Crowd SAFE (Simple Agreement for Future Equity) (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). The Minimum Individual Subscription Amount is $500 and the Maximum Individual Subscription Amount is $250,000. The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by January 2, 2023 (the "Offering Deadline"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned. **The price of the Securities** was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

Summary of Terms

Security	Crowd SAFE (Simple Agreement for Future Equity)
Company Valuation	$15,000,000
Minimum Subscription Amount	$500
Target Offering Amount	$25,000.00
Maximum Offering Amount	$1,235,000.00
Offering Deadline	January 2, 2023
Securities Sold	$450,000.00

(H) Indebtedness of the Company

Title	Amount ($)	Interest %	Maturity Date
Founder Promissory Note	$92,792.00	2.42	12/31/2024

(I) Other Offerings of Securities within the Last Three Years

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Preferred Series Seed	$3,601,994.40	4,518,461	Operations, Product Development	June 19, 2019	Reg D 506(b)
Preferred Series Seed 2	$2,749,086.51	3,004,224	Operations	February 16, 2021	Reg D 506(b)
Simple Agreement for Future Equity	$450,000	0	Operations	May 26, 2022	Reg D 506(b)
Simple Agreement for Future Equity	$150,000	0	Operations	October 7, 2022	Reg D 506(b)

(J) Transactions Between the Company and "Insiders"

In October 2018, the Company received the principal amount of $17,797 in a promissory note with its CEO and founder, Nicholas Mathews. The note accrues interest at a rate of 2.42% per annum and the principal and interest is due on December 31, 2024.

In April 2019, the Company received the principal amount of $75,000 in a promissory note with its CEO and founder, Nicholas Mathews. The note accrues interest at a rate of 2.42% per annum and the principal and interest is due on December 31, 2024.

The Company recognized $2,285 and $2,231 in interest expense on these notes for the years ended June 30, 2022 and 2021, respectively.

(K) Our Compliance with Reporting Obligations

The Company has not filed an annual report prior to this Form C/A-R.

Tax Information

Financial Statements Line Item	Most Recent Fiscal Year End	Prior Fiscal Year End
Total Assets	$419,782.00	$1,831,973.00
Cash	$353,205.00	$1,789,235.00
Accounts Receivable	$42,336.00	$23,154.00
Short-term debt	$85,519.00	$45,851.00
Long-term debt	$94,543.00	$94,543.00
Revenues	$497,978.00	$367,805.00
Costs of Good Sold	$381,185.00	$350,496.00
Taxes Paid	$0.00	$0.00
Net Loss	-$2,081,237.00	-$2,541,662.00